EXHIBIT 12

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2002	2003	2004	2005	2006
Computation of earnings:
Income (loss) from continuing operations before income taxes, minority interest and cumulative effect of change in accounting principle	$(331,035)	$(457,017)	$(307,349)	$(393,654)	$(48,373)
Add:
Fixed charges (as computed below)	314,475	300,634	250,037	178,982	211,188
Subtract:
Interest capitalized	—	—	—	—	(1,295)

	$(16,560)	$(156,383)	$(57,312)	$(214,672)	$161,520

Computation of fixed charges and combined fixed charges and preferred stock dividends:
Interest expense	$180,484	$186,675	$197,258	$127,632	$153,728
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	93,411	72,159	9,512	6,174	8,600
Interest capitalized	—	—	—	—	1,295
Interest component of operating lease expense	40,580	41,626	43,307	45,176	47,565

Fixed charges	314,475	300,460	250,077	178,982	211,188
Preferred stock dividends	(16,023)	55,897	38,618	49,356	20,806

Combined fixed charges and preferred stock dividends	$298,452	$356,357	$288,695	$228,338	$231,994

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency of earnings to cover fixed charges	$331,035	$457,017	$307,349	$393,654	$49,668

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—

Deficiency of earnings to cover combined fixed charges and preferred stock dividends	$315,012	$512,740	$346,007	$443,010	$70,474